Filed Pursuant to Rule 425
Filing Person: SL Green Realty Corp.
Subject Company: Reckson Associates Realty Corp.
Commission File Number: 1-13762

CONTACT

Gregory F. Hughes

Chief Financial Officer

(212) 594-2700

SL Green Realty Corp Prices an Offering of 3,700,000 shares
of its Common Stock

NEW YORK, N.Y. — November 30, 2006 — SL Green Realty Corp. (NYSE: SLG) announced today that the Company priced after the close of trading yesterday a public offering of 3,700,000 shares of its common stock resulting in gross proceeds of $497.65 million. Lehman Brothers acted as sole underwriter for this offering, and was also granted an option to purchase up to an additional 555,000 shares solely to cover over-allotments.  The offering is pursuant to a prospectus supplement to the prospectus filed as part of the Company’s effective universal shelf registration statement.  The closing of the offering is subject to customary conditions and is expected to occur on or about December 5, 2006.

The company intends to contribute the net proceeds from the sale of the securities offered hereby to its operating partnership, which would use such net proceeds to fund acquisitions, which may include funding a portion of the cash purchase price relating to the Reckson transaction, structured finance investments, to repay all or a portion of the amount outstanding under any of its borrowings, and for other general corporate and/or working capital purposes.

In the prospectus supplement the Company noted that as a result of the Rome proposal, it has been evaluating whether to make an amended offer to purchase Reckson if and when  the Company receives a superior notice by the Reckson board as contemplated under the merger agreement. Absent a significant movement in the Company’s stock price, which automatically would increase the value of the consideration due to the Reckson shareholders, the Company has no intention of increasing the price it will pay for Reckson to $49 per share.

Copies of the final prospectus supplement and prospectus for the offering may be obtained from Lehman Brothers Inc., c/o ADP Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717; (email) Monica_Castillo@adp.com; (fax):  631-254-7268.  Copies may also be obtained from Andrew S. Levine, SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170.

This press release shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any state in which such offer, solicitation or sale would be unlawful.

Company Profile

SL Green Realty Corp. is a self-administered and self-managed real estate investment trust, or REIT, that predominantly acquires, owns, repositions and manages a portfolio of Manhattan office properties. The Company is the only publicly held REIT that specializes exclusively in this niche. As of September 30, 2006, the Company owned 27 office properties totaling 18.4 million rentable square feet. The Company’s retail space ownership totals approximately 300,000 square feet at eight properties.

To be added to the Company’s distribution list or to obtain the latest news releases and other Company information, please visit our website at www.slgreen.com or contact Investor Relations at 212-216-1601.

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Forward-looking Information

This press release contains forward-looking information based upon the Company’s current best judgment and expectations. Actual results could vary from those presented herein. The risks and uncertainties associated with forward-looking information in this release include the strength of the commercial office real estate markets in New York, competitive market conditions, unanticipated administrative costs, timing of leasing income, general and local economic conditions, interest rates, capital market conditions, tenant bankruptcies and defaults, the availability and cost of comprehensive insurance, including coverage for terrorist acts, and other factors, which are beyond the Company’s control. We undertake no obligation to publicly update or revise any of the forward-looking information. For further information, please refer to the Company’s filing with the Securities and Exchange Commission.